UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

________________________________________________

Cantaloupe, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

90328S500
(CUSIP Number)

Lance Kravitz
Antara Capital LP
55 Hudson Yards, 47th Floor, Suite C
New York, New York 10001
(646) 762 8591
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

N/A
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 90328S500

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,419,472
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,419,472

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,472*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.40%†
14	TYPE OF REPORTING PERSON PN

*	Excludes 1,947,309 Swap Shares in which Antara Capital Master Fund LP has a pecuniary interest.
†
Based upon 71,084,832 shares of Common Stock issued and outstanding as of January 31, 2022, as determined in reliance on disclosure to that effect made by the Issuer in its Form 10-Q for quarterly period ended December 31, 2021.

CUSIP No. 90328S500

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,419,472
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,419,472

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,472*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.40%†
14	TYPE OF REPORTING PERSON OO

*	Excludes 1,947,309 Swap Shares in which Antara Capital Master Fund LP has a pecuniary interest.
†
Based upon 71,084,832 shares of Common Stock issued and outstanding as of January 31, 2022, as determined in reliance on disclosure to that effect made by the Issuer in its Form 10-Q for quarterly period ended December 31, 2021.

CUSIP No. 90328S500

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Himanshu Gulati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,419,472
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,419,472

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,472†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.40%*
14	TYPE OF REPORTING PERSON IN

*	Excludes 1,947,309 Swap Shares in which Antara Capital Master Fund LP has a pecuniary interest.
†
Based upon 71,084,832 shares of Common Stock issued and outstanding as of January 31, 2022, as determined in reliance on disclosure to that effect made by the Issuer in its Form 10-Q for quarterly period ended December 31, 2021.

AMENDMENT NO. 8 TO SCHEDULE 13D

This Amendment No. 8 (this “Amendment No. 8”) amends the Schedule 13D originally filed on October 16, 2019, as amended by Amendment No. 1, filed on November 13, 2019, by Amendment No. 2, filed on December 31, 2019, and Amendment No. 3, filed on February 3, 2020, by Amendment No. 4, filed on April 29, 2020, by Amendment No. 5, filed on October 15, 2020, by Amendment No. 6 filed on December 14, 2020, by Amendment No. 7, filed on December 29, 2020 (collectively, the “Original Schedule 13D”, and together with this Amendment No. 8, this “Schedule 13D”). This Amendment No. 8 relates to the common stock, without par value (“Common Stock”), of Cantaloupe, Inc. (formerly USA Technologies, Inc.), a Pennsylvania corporation (“CTLP” or the “Issuer”). The address of the principal executive office of CTLP is 100 Deerfield Lane, Suite 140, Malvern, PA 19355.

Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 8 shall have the meanings ascribed to them in the Original Schedule 13D.

Item 2.        Identity and Background.

Item 2 is hereby amended by replacing the text contained in Item 2(b) with the following:
(b) The principal business and principal office of each of the Reporting Persons is 55 Hudson Yards, 47th Floor Suite C, New York, NY 10001.

Item 5.      Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of 9:30 am EST on February 16, 2022, the Reporting Persons have interests, in the aggregate, 2,419,472 shares of Common Stock directly through Antara Capital Master Fund LP (“Antara Master Fund”). As of the date hereof, the Reporting Persons have the following interest in securities of CTLP:

Name	Beneficially Owned Physical Securities	Total Interest in Shares of Common Stock	Percentage of Class Represented
Antara Capital	2,419,472	2,419,472	3.40%
Antara GP	2,419,472	2,419,472	3.40%
Himanshu Gulati	2,419,472	2,419,472	3.40%

Antara Capital has an aggregate interest in 2,419,472 shares of Common Stock directly held by Antara Master Fund reported above, constituting 3.40%, including shares of Common Stock that are able to be acquired upon the exercise of the Listed Options (as defined below).  The number of shares of Common Stock reported as beneficially owned excludes 1,947,309 Swap Shares in which Antara Capital Master Fund LP has a pecuniary interest.

Himanshu Gulati is deemed to have beneficial ownership of the Common Stock owned beneficially by each of the foregoing persons. Antara GP is deemed to have beneficial ownership of the Common Stock owned beneficially by Antara Capital.  Antara Capital is deemed to have beneficial ownership of the Common Stock directly held by Antara Master Fund.
Based upon 71,084,832 shares of Common Stock issued and outstanding as of January 31, 2022, as determined in reliance on disclosure to that effect made by the Issuer in its Form 10-Q for quarterly period ended December 31, 2021.
(b) Each of the Reporting Persons has the shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Stock reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be.
(c) Except as provided in Item 6 hereof, all transactions in the capital stock of CTLP effected during the past sixty (60) days on behalf of the Reporting Persons over which the Reporting Persons have investment discretion are set forth in Schedule I attached hereto and incorporated herein by reference.
(d) Except as otherwise described in this Schedule 13D, the Antara Master Fund and its investors have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Section 13D.
(e) Effective as of the close of business on January 21, 2022, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities.
Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Original Schedule 13D is hereby amended to add the following supplemental information:
(a) Antara Master Fund may, from time to time, enter into and dispose of cash-settled equity swap, stock-settled equity swap, option or other derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock.
(b) As of February 16, 2022, Antara Master Fund has open equity swap agreements with Cowen Financial Products, LLC (“Cowen”) as the counterparty (the “Swap Agreements”) with respect to the economic exposure to 1,947,309 notional shares of Common Stock (the “Swap Shares”).
(c) Antara Master Fund has purchased Listed Options for 2,000,000 shares of Common Stock, expiring September 16, 2022 at $10 per share (the “Listed Options”).

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2022

ANTARA CAPITAL LP

By:	Antara Capital GP LLC, its general partner

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati Title: Managing Member
ANTARA CAPITAL GP LLC

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati Title: Managing Member
By:	/s/ Himanshu Gulati
Name: Himanshu Gulati Title: Managing Member

SCHEDULE I
TRANSACTIONS

The following table sets forth all transactions with respect to the capital stock of the Issuer effected in the last sixty (60) days by the Reporting Persons or on behalf of the Reporting Persons in respect of the capital stock, inclusive of any transactions effected through 9:30 am, New York City time, on February 16, 2022.

Buy	12/17/2021	Common Stock	507,600.00	-
Buy	12/21/2021	Common Stock	25,000.00	7.7961
Buy	12/31/2021	Common Stock	100,000.00	8.9044
Sell	1/12/2022	Equity Swap	(200,000.00)	9.0000
Buy	1/13/2022	Common Stock	50,000.00	8.5282
Buy	1/27/2022	Common Stock	100,000.00	7.5331
Buy	1/28/2022	Common Stock	100,000.00	7.6281
Buy	1/31/2022	Common Stock	50,000.00	8.4117
Buy	1/31/2022	Common Stock	150,000.00	8.2840
Sell	2/15/2022	Common Stock	(962,962)	7.9955
Buy	2/15/2022	20,000 Listed Call Options	2,000,000 Underlying Shares	0.8000
Sell	2/15/2022	Common Stock	(137,038)	7.9955
Sell	2/15/2022	Common Stock	(16,069)	8.1002